     As filed with the Securities and Exchange Commission on April 16, 1998
                                                                FILE NO. 814-127
--------------------------------------------------------------------------------
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                   FORM N-54A

                    NOTIFICATION OF ELECTION TO BE SUBJECT TO
          SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
                   FILED PURSUANT TO SECTION 54(a) OF THE ACT


                  The undersigned business development company hereby amends its notification of the Securities and Exchange Commission that it has elected, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:                     BRANTLEY CAPITAL CORPORATION

Address of Principal Business Office (No. & Street, City, State, Zip Code):
                       20600 CHAGRIN BOULEVARD, SUITE 1150
                              CLEVELAND, OHIO 44122

Telephone Number (including area code):            (216) 283-4800





Name and address of agent for service of process:        Copy to:
ROBERT P. PINKAS, CHAIRMAN AND CHIEF EXECUTIVE OFFICER   STEVEN B. BOEHM, ESQUIRE
BRANTLEY CAPITAL MANAGEMENT, L.L.C.                      SUTHERLAND, ASBILL & BRENNAN LLP
20600 CHAGRIN BOULEVARD, SUITE 1150                      1275 PENNSYLVANIA AVENUE, N.W.
CLEVELAND, OHIO  44122                                   WASHINGTON, D.C.  20004-2415

         Check one of the following:

[x] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement
was filed:                                                               0-21251

[ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

     The file number of the  registration  as an  investment  company  pursuant
to section 8(a) of the Act, if any, of the company:                     811-7895

     The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:
                                                                (Not applicable)


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                  The undersigned company certifies that it is a closed-end
company organized under the laws of Maryland and with its principal place of business in Ohio; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

                  Pursuant to the requirements of the Act, the undersigned company has caused this amended notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Shaker Heights and State of Ohio on the 16th day of April, 1998.

[SEAL]                             BRANTLEY CAPITAL CORPORATION


                                   By:  /s/ Robert P. Pinkas
                                      --------------------------------------
                                        Robert P. Pinkas
                                        Chairman and Chief Executive Officer






Attest:  /s/ Tab A. Keplinger
         ----------------------------------------------------
         Tab A. Keplinger
         Vice President and Chief Financial Officer